

May 16, 2014

Via Email
Greg McCann
Chairman
MOKO Social Media Limited
200 Park Avenue South, Suite 1301
New York, New York 10003

> **Re: MOKO Social Media Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 1, 2014**
> **CIK No. 0001496371**

Dear Mr. McCann:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 24, 2014.

Prospectus Summary

1.   We note your revised disclosure in response to prior comment 1 regarding the termination provision of the agreement with AISG and the clarification agreement dated April 30, 2014. Please revise the description of the agreement throughout the prospectus to indicate that it was modified so that the term of the agreement begins on June 1, 2014 and that the agreement is terminable prior to the three-year period if the company fails to meet certain net revenue figures.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Corporate History and Operating Segment Evolution, page 36</u>

2.   We note your revisions at the top of page 37 in response to prior comment 7. You disclose that to date you have worked with performance-based advertisers seeking specific audiences for their offers and publishers in identifying the right advertisement/offers for the audiences they have. You then disclose that you have since set about re-positioning the focus and strategy away from the re-brokering relationships and blind web-based advertising networks. This seems to suggest that all of these strategies are the same or similar but it is not clear how. Please further revise to clearly explain what re-brokering is as well as what blind web-based advertising networks are and how those are the same or similar to the strategy of working with performance-based advertisers that you are moving away from.

<u>Mobile Advertising, page 38</u>

3.   We note your revisions in response to prior comment 8. However, you did not define or explain what you mean by programmatic buying (automated inventory fill by algorithm based platforms) as compared to direct buying relationships. This appears to describe how OfferMobi generated revenue for the second half of fiscal year 2013 and into fiscal year 2014. As previously requested, please revise to explain what this is, who your customers are, what they purchased and how revenue was generated.

4.   Also with regards to your revisions on page 38, it is still not clear how you monetize mobile applications and mobile application traffic or what you mean by "continuing verticalization of the sales efforts". As previously requested, please revise to further clarify this discussion as it appears this may be significant to this segment going forward.

5.   We note you state that mobile advertising revenue for the second half of 2014 fiscal year is expected to outperform those from the first half to December 31, 2013 and that losses are expected to reduce. However, you also disclose that both advertising sales people and technology platforms will be repurposed to focus on selling advertising campaigns for our own projects such as REC*IT, which has yet to be launched and that third party advertising revenue is expected to continue to be a less significant part of the mobile advertising operating segment. Please further revise your disclosures to explain why you believe mobile advertising revenue for the second half of fiscal year 2014 will outperform revenue from the first half of fiscal year 2014 and losses are expected to decrease in light of these other disclosures.

Business

Our Technology Platform, page 54

6.   In view of your dependence on Rackspace as the sole provider of an important service associated with the performance of your business functions, please expand your discussion of the hosting arrangements with Rackspace to briefly describe the material rights and obligations of the parties under the hosting agreement. It also appears that the circumstances in which each of the parties may terminate the agreement as well as the company's assessment of the likely impact of a termination by Rackspace should be briefly addressed in the risk factors.

Sales, Marketing, and Key Customers, page 60

7.   Please refer to prior comment 16 and revise to include a materially complete description of the agreements with your partners relating to REC*IT, RunHaven, and Blue Nation Review. It is still unclear what each party, including Gail Hughes, Virtual Roster, and Pro Ventures, is entitled to receive and whether each party who shares in the profits of the business has obligations to fund its capital needs. Further, it is unclear what "revenue share" AISG will receive under its agreement and when the "initial term of three years" commences for Blue Nation Review.

Management, page 66

8.   We note your response to prior comment 17 but it is unclear why Greg McCann, the company's Chairman, is listed as a "Non-Executive Director" on page 66 and as an "independent Chairman" on page 64 when he serves in a management capacity as your principal financial and accounting officer. Please explain whether Mr. McCann is responsible for the company's finance and accounting functions of the company. If not, please tell us, with a view toward disclosure, the individual who is responsible for these principal business activities. Refer to Rule 405 under the Securities Act for a definition of executive officer.

Underwriting, page 103

9.   Please revise your statement on page 104 to clarify that Northland Capital Markets will have one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-60

10.   In your response to prior comment 22 you indicate that you record revenue equal to the value paid by the customer less statutory goods and services tax. Therefore you appear to

recognize revenue gross of the cost of the goods sold. You also indicate that in some cases you take possession of the goods before they are dispatched to customers and in others, goods are shipped directly from suppliers to customers. Please explain to us why you believe recording revenue gross of the cost of the goods sold is appropriate and thereby consider yourself acting as the principal in these transactions, both when the goods are shipped to you first and when they are shipped to the customer directly. In your response please address the indicators listed in paragraph 21 of the Appendix to IAS 18.

11.   We note your revisions on page F-60 in response to prior comment 22. Please further revise to incorporate relevant information provided in the response to further explain how this line of business operates. In this regard, please disclose that you typically order goods in arrears of receiving customer payments for the purchase of goods and that in some cases you take possession of the goods before they are sent to customers and in others, goods are sent to the customers directly from the suppliers.

12.   Please tell us how you considered disclosing revenue from the sale of goods separately from revenue from continuing operations and costs from the sale of goods separately from costs of providing services. Refer to IAS 18.35(b).

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP